

October 23, 2012

Via E-mail
Joshua Bleak
President and Chief Executive Officer
Passport Potash Inc.
608 – 1199 West Pender Street
Vancouver, BC V6E2R1
Canada

> **Re: Passport Potash Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed October 12, 2012**
> **File No. 000-54751**

Dear Mr. Bleak:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Properties, page 35

1.   We note your response to comments 5 and 6 from our letter dated October 5, 2012 and we do not concur with your assessment. A mineral resource must have a reasonable likelihood of economic extraction. In your response we note your statement regarding the lack of a continuous connection due to land ownership. Considering you do not have the right to mine the areas in between your data points, it appears there is no basis for a reasonable likelihood of economic extraction until the land right is obtained. Please revise your amended filing to remove all references to your National Instrument 43-101 technical report.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, at (202) 551-3610, if you have questions on engineering matters. Please contact Ruairi Regan, at (202) 551-3269, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: (via e-mail) Michael Shannon, Esq.
        McMillan LLP